Exhibit 99.1

Swvl Establishes Presence in Madinah, Launching 24/7 Shuttle Service Across Seven Hotels in the Pilgrimage Transport Segment

DUBAI, United Arab Emirates, September 22, 2026 (GLOBE NEWSWIRE) — Swvl Holdings Corp ("Swvl" or the "Company") (Nasdaq: SWVL), a leading provider of technology-enabled mass mobility solutions, today announced the launch of a 24/7 shuttle service connecting seven hotels in Madinah, Kingdom of Saudi Arabia ("KSA"), to Al-Masjid an-Nabawi and the city's most visited sites. This launch marks Swvl's entry into Madinah, with the first focus on hospitality and pilgrimage transport segment, deepening the Company's presence in the KSA, one of its most strategic growth markets.

Pursuant to the agreement between the Company and its Client, Swvl will operate a dedicated shuttle network connecting the seven participating hotels in Madinah to Al-Masjid an-Nabawi and the city's most visited sites around the clock, leveraging Swvl's platform to enable fixed route planning, real-time dispatching, and operational optimization. This deployment is designed to give hotel guests continuous, reliable access to these sites regardless of time of day.

The launch reinforces Swvl's strategy of expanding into high-frequency, high-demand mobility verticals within the KSA. According to the Madinah Chamber of Commerce, Madinah welcomed more than 10 million visitors in 2025, drawn by the city's religious, historical, and cultural landmarks. Religious tourism has emerged as a growing focus area for the Company in the KSA, driven by a steady, year-round demand from hotel operators for a scalable, always-on transport across the city.

This launch follows a series of recent contract wins in the KSA, including Swvl's expansion into the banking sector with Bank Albilad, as reported in July 2026, underscoring sustained demand for technology-enabled transportation across both enterprise and consumer-facing sectors in the KSA.

With this launch, Swvl aims to continue advancing its regional expansion strategy, deepening its presence in the KSA and reinforcing its position as a provider of technology-enabled mobility solutions across high-growth markets in the KSA.

"Madinah is one of the highest-demand mobility markets in the KSA, and we believe that this launch reflects the breadth of demand for technology-enabled transportation across essential, non-corporate sectors," said Mostafa Kandil, Chief Executive Officer of Swvl. "We believe that operating a 24/7 shuttle network for hotel guests underscores our ability to deliver reliable, technology-led transportation at scale, and we expect to build on this presence as we grow further in the KSA."

"We believe that this launch further demonstrates the versatility of Swvl's platform beyond traditional enterprise and government verticals," added Ahmed Misbah, Chief Financial Officer of Swvl. "We believe that this milestone follows a deliberate strategy of expanding deeper into our current operating markets, in parallel to the new markets we are entering, and that the KSA remains to be a very large and promising market for our expansion ambitions.”

About Swvl

Swvl Holdings Corp (NASDAQ: SWVL) is a leading provider of technology-driven mobility solutions for enterprises and governments. Its platform leverages real-time data, adaptive networks, and advanced technology to deliver safer, more reliable, and sustainable transportation solutions. Swvl serves corporate clients, government institutions, schools, and healthcare providers across Egypt, the Kingdom of Saudi Arabia, the UAE, Kuwait, Qatar, the United Kingdom, and the United States. For more information, visit www.swvl.com.

Forward-Looking Statements

This press release contains "forward-looking statements" relating to future events. Forward-looking statements generally are accompanied by words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "should," "would," "plan," "predict," "potential," "seem," "seek," "future," "outlook," and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Swvl’s ability to deepen its presence in the KSA; the anticipated benefits and operation of the shuttle service in Madinah; the benefits of its products and services; Swvl's ability to perform its obligations under the agreement; its expansion strategy and presence in the KSA; its belief that the launch reflects sustained demand for technology-enabled transportation across enterprise and consumer-facing sectors; and its focus on securing longer-duration contracts that generate predictable, recurring revenue.

These statements are based on the current expectations of Swvl's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions; many are beyond the control of Swvl. These statements are subject to a number of risks and uncertainties regarding Swvl's business, and actual results may differ materially. More detailed information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in the Company's annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the "SEC"), which is available on the SEC's website, www.sec.gov, and in subsequent SEC filings.

Contact

Investor Relations: ir@swvl.com

Ahmed Misbah, Chief Financial Officer of Swvl: ahmed.misbah@swvl.com